          UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                            SCHEDULE 13G
            Under the Securities and Exchange Act of 1934
                         (Amendment #1)

                      Akoya Biosciences, Inc.
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                         (Name of Issuer)

                      Common Stock, par value $0.00001 per share
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                  (Title of Class of Securities)

                          00974H104
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                          (CUSIP Number)

                        December 31, 2022
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    (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:

          [X]     Rule 13d-1 (b)
          [ ]     Rule 13d-1 (c)
          [ ]     Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise
subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see
the Notes.)

CUSIP NO.  00974H104  13G

1     Name of Reporting Person
      PSC Capital Partners LLC

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2     Check the Appropriate Box if a Member of a Group    (a)  [ ]
                                           (b)  [X]

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3     SEC Use Only

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4     Citizenship or Place of Organization
      Delaware

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   Number of
                   5     Sole Voting Power
    Shares               2,717,360 shares
                   -----------------------------------------------
 Beneficially
                   6     Shared Voting Power
   Owned By              0 Shares
                   -----------------------------------------------
     Each
                   7     Sole Dispositive Power
   Reporting            2,717,360 shares
                   -----------------------------------------------
    Person
                   8     Shared Dispositive Power
     With                0 Shares
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9     Aggregate Amount Beneficially Owned by Each Reporting Person
      2,717,360 Shares

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10    Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares  [X]

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11    Percent of Class Represented by Amount in Row (9)
      7.2%

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12    Type of Reporting Person
      IA
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CUSIP NO.  00974H104  13G

1     Name of Reporting Person
      Piper Sandler Companies

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2     Check the Appropriate Box if a Member of a Group    (a)  [ ]
                                           (b)  [X]

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3     SEC Use Only

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4     Citizenship or Place of Organization
      Delaware

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   Number of
                   5     Sole Voting Power
    Shares               185 shares
                   -----------------------------------------------
 Beneficially
                   6     Shared Voting Power
   Owned By              19,616 Shares
                   -----------------------------------------------
     Each
                   7     Sole Dispositive Power
   Reporting             185 shares
                   -----------------------------------------------
    Person
                   8     Shared Dispositive Power
     With                19,616 Shares
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9     Aggregate Amount Beneficially Owned by Each Reporting Person
      19,801 Shares

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10    Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares  [X]

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11    Percent of Class Represented by Amount in Row (9)
      Less than 1%

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12    Type of Reporting Person
      HC
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CUSIP NO.  00974H104  13G

1     Name of Reporting Person
      PJC Capital LLC

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2     Check the Appropriate Box if a Member of a Group    (a)  [ ]
                                           (b)  [X]

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3     SEC Use Only

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4     Citizenship or Place of Organization
      Delaware

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   Number of
                   5     Sole Voting Power
    Shares               0 shares
                   -----------------------------------------------
 Beneficially
                   6     Shared Voting Power
   Owned By              19,616 Shares
                   -----------------------------------------------
     Each
                   7     Sole Dispositive Power
   Reporting             0 shares
                   -----------------------------------------------
    Person
                   8     Shared Dispositive Power
     With                19,616 Shares
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9     Aggregate Amount Beneficially Owned by Each Reporting Person
      19,616 Shares

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10    Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares  [X]

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11    Percent of Class Represented by Amount in Row (9)
      Less than 1%

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12    Type of Reporting Person
      HC
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Item 1     (a)  Name of Issuer: Akoya Biosciences, Inc.

Item 1     (b)  Address of Issuer Principal Executive Offices:

  100 Campus Drive, 6th Floor,
  Marlborough, MA 01752

Item 2     (a)  Name of Persons Filing:

  This Schedule 13G is being filed jointly by the entities identified below (collectively, the Reporting Persons"):
   * PSC Capital Partners LLC
   * Piper Sandler Companies
   * PJC Capital LLC

Item 2     (b)  Address of Principal Business Office:

  800 Nicollet Mall Suite 900
                Minneapolis, MN 55402 - for all Reporting Persons

Item 2     (c)  Citizenship:

                U.S. (Delaware) - For all Reporting Persons

Item 2     (d)  Title of Class of Securities: Common Stock, par value $0.00001 per share

Item 2     (e)  CUSIP Number:  00974H104

Item 3     If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c) of the Securities Exchange Act of 1934 as amended (the "Exchange     Act"), check whether the person filing is a:

  (a)  [ ]  Broker or dealer registered under Section 15 of the Exchange Act;

  (b)  [ ]  Bank as defined in Section 3(a)(19) of the Exchange Act;

  (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

  (d)  [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

  (e)  [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

  (f)  [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

  (g)  [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

  (h)  [ ] A savings association as defined in Section 3(b) of teh Federal Deposit Insurance Act (12 U.S.C. 1813);

  (i)  [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14)
   of the Investment Company Act of 1940;

  (j)  [ ] A non-US instituition in accordance with Rule 240.13d-1(b)(1)(ii)(J);

  (k)  [ ] A Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(ii)(J), please specify the type of instition.

Item 4     Ownership

           (a)  through (c)

 The information in Items 1 and 5 through 11 on the cover pages to this Schedule 13G are hereby incorporated by reference.  Piper Sandler Companies is the parent corporation of PSC Capital Partners LLC and PJC Capital LLC (PJC Capital LLC is not a control person of PSC Capital
 Partners LLC). As to Piper Sandler Companies and PSC Capital Partners LLC, this Schedule 13G reflects a disaggregation of beneficial ownership between the two entities, as defined in Section 13(d) and 13(g) of the Exchange Act. As to Piper Sandler Companies and PJC Capital LLC, this Schedule 13G reflects that Piper Sandler Companies is deemed to share voting and dispositive power over the shares held by PJC Capital LLC, in accordance with Section 13(d) and 13(g) of the Exchange Act and the rules promulgated thereunder.

 This Schedule 13G is not an admission that any of Reporting Persons are the beneficial owner of the securities covered by this report, except as  expressly stated herein, and each of the Reporting Persons disclaims beneficial ownership of the securities covered by this statement that are not expressly reported by them as being beneficially owned, pursuant to Exchange Act Rule 13d-4.

Item 5     Ownership of Five Percent or Less of a Class:

    Not applicable.

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

    Not applicable.

Item 7     Identification and Classification of the Subsidiary
           Which Acquired the Security being Reported on by the
           Parent Holding Company:

    Not applicable.

Item 8     Identification and Classification of Members of the Group:

    Not applicable.

Item 9     Notice of Dissolution of the Group:

    Not applicable.

Item 10    Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

    List of Exhibits

  Exhibit 99.1  Joint Filing Agreement - filed herewith

    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
    statement is true, complete and correct.

   PSC CAPITAL PARTNERS LLC

   Date: 2/14/23

   By /s/ Theodore J. Christianson
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   Signature

   Name/Title Theodore J. Christianson, CEO

   PIPER SANDLER COMPANIES

   Date: 2/14/23

   By /s/ Timothy L. Carter
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   Signature

   Name/Title Timothy L. Carter, CFO

   PJC CAPITAL LLC

   Date: 2/14/23

   By /s/ Timothy L. Carter
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   Signature

   Name/Title Timothy L. Carter, CFO